Exhibit 1

Proceedings regarding the JAL Group

On January 19, 2010, the Tokyo District Court decided to commence corporate reorganization proceedings for Japan Airlines Corporation, Japan Airlines International Co., Ltd. and JAL Capital Co., Ltd. (together “the JAL group”). JFC has outstanding loans to, and has provided guarantees with respect to certain indebtedness of, Japan Airlines Corporation and Japan Airlines International Co., Ltd. Subsequently, on August 31, 2010, the trustee of the JAL group filed JAL’s proposed reorganization plan with the Tokyo District Court.

As a result of these developments, a portion of the indebtedness owed to JFC by Japan Airlines Corporation and Japan Airlines International Co., Ltd. could become uncollectible.

The amount of claims JFC has against Japan Airlines Corporation and Japan Airlines International Co., Ltd. and the amount of credit insurance JFC has underwritten with respect to certain loans owed by Japan Airlines Corporation as of September 30, 2010 are as described below:

(Note) The credit insurance underwriting JFC provided compensates for a certain portion of losses incurred by specified financial institutions on their loans to third parties.

•	Amounts of secured reorganization claims (koseitampoken) and general reorganization claims (ippankoseisaiken) (JBIC Operations): ¥151,252 million

The above is the sum of secured reorganization claims and general reorganization claims set forth in the proposed reorganization plan filed with the Tokyo District Court on August 31, 2010. The final amount of secured reorganization claims and general reorganization claims will be determined through the corporate reorganization proceedings of the JAL group.

According to the proposed reorganization plan, secured reorganization claims of JFC are ¥143,376 million, most of which is to be paid in equal installments for seven years after 2012 (inclusive). Furthermore, general reorganization claims of JFC are ¥7,876 million, and 87.5% of this amount is to be relinquished by JFC on the day following the day on which the reorganization plan is approved, and the remaining balance after the relinquishment (¥984 million) is to be paid in equal installments for seven years after 2012 (inclusive).

In addition to the secured reorganization claims and general reorganization claims, with respect to aircraft leases under which the JAL group is the lessee, JFC has provided loans, the aggregate principal amount of which was ¥9,576 million as of September 30, 2010, and guarantees, the aggregate principal amount of which was ¥162,605 million as of September 30, 2010. The lease payments under these aircraft leases have continued in accordance with a settlement agreement concluded between the related parties on March 17, 2010, after approval was obtained from the Tokyo District Court on March 16, 2010.

•	Credit Insurance Underwriting (Crisis Response Operations): ¥0 million

While the credit insurance underwriting amount (Crisis Response Operations) as of March 31, 2010 was ¥67,000 million (80% of which was subject to credit insurance underwritten by JFC), JFC subsequently paid this 80%, or ¥53,600 million, and there is no outstanding amount of credit insurance underwritten by JFC.